[redacted]

09057017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43801

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Icon Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5299 DTC Blvd., Suite 1200
(No. and Street)

Greenwood Village	CO	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erik L. Jonson — (303) 790-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
100

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Erik L. Jonson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Icon Distributors, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive VP/Treasurer
Title

Notary Public

LISA A. DURAN NOTARY PUBLIC STATE OF COLORADO MY COMMISSION EXPIRES 01/13/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICON DISTRIBUTORS, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
ICON Distributors, Inc.

We have audited the accompanying statement of financial condition of ICON Distributors, Inc. as of December 31, 2008, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICON Distributors, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 13, 2009

Member of msi Global Alliance
Independent Legal & Accounting Firms

ICON DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS	$	719,342
COMMISSIONS RECEIVABLE		150,790
	$	**870,132**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$	91,835
Accounts payable		58,589
Total liabilities		150,424
CONTINGENCIES (Note 3)		
SHAREHOLDER'S EQUITY: (Note 2)		
Common stock, par value $0.01 per share; 10,000,000 shares authorized; 3,000 shares issued and outstanding		30
Additional paid-in capital		696,252
Retained Earnings		23,426
Total shareholder's equity		719,708
	$	**870,132**

ICON DISTRIBUTORS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUE:	
Management and advisory fees	$ 3,034,213
Other income	9,313
Total revenue	3,043,526
EXPENSES:	
Commissions	1,987,676
General and administrative	931,437
Custodian (Note 3)	168,997
Total expenses	3,088,110
NET LOSS	**$ (44,584)**

The accompanying notes are an integral part of this statement

ICON DISTRIBUTORS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional Paid In	Retained
	Shares	Amount	Capital	Earnings
BALANCES, December 31, 2007	3,000	$ 30	$ 696,252	$ 68,010
Net loss	-	-	-	(44,584)
BALANCES, December 31, 2008	**3,000**	**$ 30**	**$ 696,252**	**$ 23,426**

The accompanying notes are an integral part of this statement

ICON DISTRIBUTORS, INC.

STATEMENT OF CASH FLOWS
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (44,584)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in commissions receivable	177,940
Decrease in accounts payable	(632)
Decrease in commissions payable	(105,597)
NET INCREASE IN CASH AND CASH EQUIVALENTS	27,127
CASH AND CASH EQUIVALENTS, at beginning of year	692,215
CASH AND CASH EQUIVALENTS, at end of year	**$ 719,342**

The accompanying notes are an integral part of this statement

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

The Company was incorporated in Colorado on May 3, 1991 and operates as a securities broker-dealer. The Company is a wholly owned subsidiary of ICON Management and Research.

15c 3-3 Exemption

The Company, under Rule 15c3-3(k)(1), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company's broker transactions are limited to the sale and redemption of redeemable securities of registered investment companies. The Company does not carry or clear customer accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

The Company's financial instruments, including cash and cash equivalents, commissions receivable, other assets, accounts payable and commissions payable, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers certificates of deposits to be cash equivalents.

Income Taxes

The Company has elected, with the consent of its parent, the sole shareholder, to be taxed under the provisions of the S-Corporation statutes of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes on its income. Instead, the parent includes the Company's taxable income or loss on its income tax return.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2008, the Company had net capital and net capital requirements of $660,752 and $10,028, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .23 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - NATURE OF OPERATIONS AND RELATED PARTY TRANSACTIONS

The Company's sole business is to clear and transact business on behalf of its affiliate on a fully disclosed basis. Accordingly, the Company is considered to be economically dependent on its affiliate's operations. The Company is provided office space and use of equipment from its affiliate.

During the year ended December 31, 2008, the Company paid $168,997 to its affiliate for reimbursement of custodial fees paid on behalf of the ICON funds.

SUPPLEMENTAL INFORMATION

ICON DISTRIBUTORS, INC.

COMPUTATION OF NET CAPITAL PERSUANT TO UNIFORM NET CAPITAL RULE 15C3-1
(Continued)

CREDIT:		
Shareholder's equity	$	719,708
DEBITS:		
Nonallowable assets:		
Commissions receivable		58,956
NET CAPITAL		660,752
Minimum requirements of 6-2/3% of aggregate indebtedness of $150,424 or $5,000, whichever is greater		10,028
Excess net capital	**$**	**650,724**
AGGREGATE INDEBTEDNESS:		
Commissions payable	$	91,835
Accounts payable		58,589
Total aggregate indebtedness	**$**	**150,424**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.23 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2008.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
ICON Advisers, Inc.

In planning and performing our audit of the financial statements and supplementary information of ICON Advisers, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Member of msi Global Alliance Independent Legal & Accounting Firms

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, although the Company generates financial statements on a timely basis in accordance with generally accepted accounting principles, it does not include footnotes to these statements. Accordingly, this is considered a control deficiency.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2008, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 13, 2009

ICON DISTRIBUTORS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2008